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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

CONFIDENTIAL

December 18, 2015

Re:	Yintech Investment Holdings Limited Draft Registration Statement on Form F-1

CONFIDENTIAL TREATMENT REQUESTED

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Dear Mr. Dudek:

On behalf of Yintech Investment Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting for the Staff’s confidential review the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. The ADSs are expected to be listed on the New York Stock Exchange or the NASDAQ Global Market. Subject to market conditions and the Staff’s review, the Company expects to file a preliminary prospectus with a price range and commence the offer in April 2016.

The Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and on a confidential basis.

If you have any questions regarding this submission, please contact Li He at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361 (liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86-21-2212-2480 (eric.pang@kpmg.com).

Very truly yours,

/s/ Li He
Li He

Enclosures

cc:

Mr. Jingbo Wang, Chief Financial Officer

Yintech Investment Holdings Limited

Mr. David Zhang, Partner

Mr. Benjamin Su, Partner

Kirkland & Ellis International LLP

Mr. Eric Pang, Partner

KPMG Huazhen LLP

Via EDGAR Correspondence